Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 5, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1933
        Income & Treasury Limited Duration Portfolio of Funds, Series 61
                       File Nos. 333-232807 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1933, filed on July 25, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 61 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in convertible bonds. Please disclose whether these closed-end funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The closed-end funds that the Trust may invest in do not currently invest substantially in contingent convertible securities.

     2. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds, preferred securities, convertible bonds and senior loans. If a closed-end fund invests principally in such securities, please provide the corresponding risk disclosures.

     Response: If a closed-end fund that the Trust invests in invests principally in one of those asset classes, the Trust will add the corresponding risk disclosures.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren